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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                   FILING NO. 1 FOR THE MONTH OF AUGUST, 2000




                              Visible Genetics Inc.
                            ------------------------
                           (Exact name of Registrant)


             700 Bay Street, Suite 1000, Toronto ON, Canada M5G 1Z6
             ------------------------------------------------------
                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F X    Form 40-F
                                     ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes      No X
                                       ---    ---

--------------------------------------------------------------------------------

                              VISIBLE GENETICS INC.

         On August 17, 2000, we announced our financial results for the second quarter and six months ended June 30, 2000.

         We reported sales of $3.4 million for the second quarter ended June 30, 2000, compared to $1.9 million for the same period in 1999. The net loss attributable to common shareholders for the quarter was $8.6 million or $0.59 per share, compared to a net loss attributable to common shareholders of $7.1 million or $0.75 for the same period in 1999. Sales for the first six months of 2000 were $7.1 million with a net loss attributable to common shareholders of $15.3 million or $1.13 per share, compared to sales of $5.2 million and a net loss attributable to common shareholders of $11.4 million or $1.21 per share, for the corresponding period in 1999. The increase in the net loss for the quarter was due primarily to increased R&D expenses related to the Company's TRUGENE-TM- HIV-1 Genotyping Kit clinical trials and related expenses required for the pending Food and Drug Administration (the "FDA") application.

         In addition, on June 28th, we announced that we were in the process of completing key molecular infectious clone studies for the TRUGENE(TM)
HIV-1 Genotyping Kit. All experimental work required for the submission has now been completed and we anticipate filing with the FDA in the third quarter.

         Our financial results for the quarter ended June 30, 2000 are filed as an exhibit to this report.

         This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors which may cause our results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and our products, delays in, or the refusal of, insurance companies and other third-party payors to reimburse us for our products, delays in product development, delays in making our new Atlanta manufacturing facility operational, and other risks detailed from time to time in our SEC filings, including our most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. We disclaim any intent or obligation to update these forward-looking statements.

         We hereby incorporate by reference this Form 6-K into our Registration Statements on Form F-3, and into the prospectuses contained therein, (File Nos. 333-67607, 333-68939, 333-91155, 333-94649 and 333-40616) and our outstanding
Registration Statements on Form S-8 and into the reoffer prospectuses contained therein.



Exhibit 1.  Second Quarter Financial Results

                                   SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      VISIBLE GENETICS INC.


Date: August 17, 2000                 By: /s/ THOMAS J. CLARKE
                                          --------------------
                                          Name: Thomas J. Clarke
                                          Title: Chief Financial Officer

                                                                                                    Exhibit 1


                                           VISIBLE GENETICS INC.
                                         CONSOLIDATED BALANCE SHEETS
                                           (UNITED STATES DOLLARS)

                                                                            JUNE 30              DECEMBER 31
                                                                              2000                   1999
                                                                        ---------------        --------------
ASSETS
CURRENT ASSETS
       Cash and cash equivalents                                          $   1,321,529          $  2,792,985
       Short-term investments                                                94,068,442            39,894,978
       Trade receivables, net of allowance for doubtful accounts              4,054,273             5,657,822
       Other receivables                                                        862,986               668,748
       Prepaid and deposits                                                   1,082,732               729,307
       Inventory                                                              3,487,902             2,600,007
                                                                        ---------------        --------------
TOTAL CURRENT ASSETS                                                        104,877,864            52,343,847
                                                                        ---------------        --------------

FIXED ASSETS                                                                  7,250,362             4,173,335
PATENTS AND LICENSES                                                         13,690,556             2,122,367
                                                                        ---------------        --------------
                                                                          $ 125,818,782          $ 58,639,549
                                                                        ===============        ==============

LIABILITIES
CURRENT LIABILITIES
       Accounts payable                                                     $ 5,335,829           $ 3,110,442
       Accrued liabilities                                                    3,297,412             3,622,110
                                                                        ---------------        --------------
TOTAL CURRENT LIABILITIES                                                     8,633,241             6,732,552
                                                                        ---------------        --------------

MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED SHARES                          29,492,801            27,555,652
                                                                        ---------------        --------------

SHAREHOLDERS' EQUITY
Share capital                                                               160,600,547            75,422,070
Other equity                                                                    833,761             8,987,328
Cumulative translation adjustment                                              (937,827)             (619,911)
Deficit                                                                     (72,803,741)          (59,438,142)
                                                                        ---------------        --------------

                                                                             87,692,740            24,351,345
                                                                        ---------------        --------------
                                                                          $ 125,818,782          $ 58,639,549
                                                                        ===============        ==============

                                                  VISIBLE GENETICS INC.
                                           CONSOLIDATED STATEMENTS OF OPERATIONS
                                                  (UNITED STATES DOLLARS)


                                                     THREE MONTHS ENDED JUNE 30               SIX MONTHS ENDED JUNE 30
                                                       2000                1999               2000                1999
                                                       ----                ----               ----                ----
SALES
       Products                                    $  3,299,410       $  1,565,679       $   6,740,877       $   4,644,775
       Services                                         108,078            359,696             310,666             541,213
                                                   ------------       ------------       -------------       -------------
                                                      3,407,488          1,925,375           7,051,543           5,185,988
                                                   ------------       ------------       -------------       -------------
COST OF SALES
       Products                                       2,322,050          1,689,535           4,459,946           3,733,447
       Services                                          60,306            223,814             206,791             330,374
                                                   ------------       ------------       -------------       -------------
                                                      2,382,356          1,913,349           4,666,737           4,063,821
                                                   ------------       ------------       -------------       -------------
GROSS MARGIN                                          1,025,132             12,026           2,384,806           1,122,167

EXPENSES
  Sales, general and administrative                   7,299,700          4,567,531          12,799,611           7,731,259
  Research and development                            2,941,160          2,020,471           4,942,010           3,874,292
                                                   ------------       ------------       -------------       -------------
                                                     10,240,860          6,588,002          17,741,621          11,605,551
                                                   ------------       ------------       -------------       -------------

LOSS FROM OPERATIONS BEFORE INTEREST                 (9,215,728)        (6,575,976)        (15,356,815)        (10,483,384)

Interest income                                       1,568,461             27,574           1,998,014             141,224
Interest and financing expense                           (2,754)          (561,450)             (6,798)         (1,101,736)
                                                   ------------       ------------       -------------       -------------

NET LOSS FOR THE PERIOD                              (7,650,021)        (7,109,852)        (13,365,599)        (11,443,896)

Cumulative preferred dividends and accretion
of discount attributable to preferred stock            (969,382)                 -          (1,937,149)                  -
                                                   ------------       ------------       -------------       -------------

NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS       $ (8,619,403)      $ (7,109,852)      $ (15,302,748)      $ (11,443,896)
                                                   ------------       ------------       -------------       -------------

Weighted average number of common
       shares outstanding                            14,567,520          9,536,356          13,486,119           9,464,636
                                                   ------------      -------------       -------------       -------------

BASIC AND FULLY DILUTED LOSS PER SHARE             $      (0.59)      $      (0.75)      $       (1.13)      $       (1.21)
                                                   ------------      -------------       -------------       -------------

                                       VISIBLE GENETICS INC.
                               CONSOLIDATED STATEMENTS OF CASH FLOWS
                                      (UNITED STATES DOLLARS)

                                                                          SIX MONTHS ENDED JUNE 30
                                                                            2000             1999
                                                                       -------------     -------------
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
       Net Loss for the period                                         $ (13,365,599)    $ (11,443,896)
       Add: Items not involving cash -
          Depreciation                                                     1,072,461           763,683
          Amortization                                                       648,084           192,447
          Non cash financing expense related to warrants granted                   -           636,602
          Foreign exchange                                                  (106,689)           52,051
       Increase ( decrease ) from changes in -
          Trade receivables                                                1,499,818          (194,155)
          Other receivables                                                  (71,972)          145,116
          Prepaid and deposits                                              (357,551)         (442,795)
          Inventory                                                         (974,841)         (258,850)
          Other long term assets                                                   -          (694,617)
          Accounts payable                                                 2,161,389           989,307
          Accured liabilities                                               (359,292)           59,892
                                                                       -------------     -------------
                                                                          (9,854,192)      (10,195,215)
                                                                       =============     =============


INVESTING ACTIVITIES
          Purchase of fixed assets                                        (4,196,548)       (1,225,602)
          Licenses and patents acquired                                  (12,216,273)         (340,795)
          Purchase of short-term investments                             (78,738,530)                -
          Redemption of short-term investments                            24,565,066         5,108,254
                                                                       -------------     -------------
                                                                         (70,586,285)
                                                                       =============     =============


FINANCING ACTIVITIES
          Common shares issued, net of expenses                           78,750,832         1,481,554
          Other equity                                                             -            11,438
                                                                       -------------     -------------
                                                                          78,750,832         1,492,992
                                                                       =============     =============


EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH BALANCES                        218,189          (103,210)
                                                                       -------------     -------------

INCREASE (DECREASE) IN CASH DURING THE YEAR                               (1,471,456)       (8,805,433)
CASH, BEGINNING OF PERIOD                                                  2,792,985         6,165,924
                                                                       -------------     -------------
CASH, END OF PERIOD                                                    $   1,321,529     $  (2,639,509)
                                                                       =============     =============

                                VISIBLE GENETICS INC.
                    CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
                               (UNITED STATES DOLLARS)

                                                        SIX MONTHS ENDED JUNE 30
                                                         2000              1999
                                                    --------------    --------------
Net loss for the period                              $ (13,365,599)    $ (11,443,896)
Other comprehensive income:
  Foreign currency translation adjustments                (332,691)         (427,098)
                                                    --------------    --------------
Comprehensive loss for the period                    $ (13,698,290)    $ (11,870,994)
                                                    --------------    --------------




                                VISIBLE GENETICS INC.
                         CONSOLIDATED STATEMENTS OF DEFICIT
                               (UNITED STATES DOLLARS)

                                                        SIX MONTHS ENDED JUNE 30
                                                         2000              1999
                                                    --------------    --------------
Deficit, beginning of year                           $ (59,438,142)    $ (34,151,257)
Net loss for the period                                (13,365,599)      (11,443,896)
                                                    --------------    --------------
Deficit, end of the period                           $ (72,803,741)    $ (45,595,153)
                                                    --------------    --------------
